Exhibit 99.8

Consent of James G. Wake

Pursuant to Rule 438 under the Securities Act of 1933, as amended, I hereby consent to being named in the Registration Statement on Form S-4 of ISB Financial Corp., which relates to the proposed merger of MidWestOne Financial Group, Inc. and ISB Financial Corp., as a person who is expected to become a director of the surviving corporation upon consummation of the merger described therein.

Date: November 20, 2007

/s/ James G. Wake
James G. Wake